Exhibit 2

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES PRODUCTION DECISION
FOR ARIZONA 1 URANIUM DEPOSIT
Toronto, ON — November 10, 2009 — Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) announces that it has made a production decision for its 100% owned Arizona 1 uranium deposit located in north central Arizona, U.S.A. “Arizona 1 is the first of a series of breccia-type uranium deposits which Denison plans to develop in the coming years” said Ron Hochstein, President & CEO of Denison. “We look forward to adding Arizona 1 to our production base, to creating employment and to contributing to the local economy”.
All amounts are expressed in U.S. dollars unless otherwise indicated.
Arizona 1 Highlights
•	ownership — 100% Denison

•	resources — 72,121 tons, 0.66% U3O8

•	production — 856,763 pounds U3O8

•	capital cost — $2.3 million

•	cash operating cost — $30.50 per pound U3O8

•	net cash flow — $22.2 million

•	NPV (10%) — $17.6 million

•	fully permitted

•	production start-up — Q1 2010

•	exploration potential — open to depth
Arizona 1 Overview
The Arizona 1 uranium deposit is located in north central Arizona approximately 45 miles from Fredonia and 315 miles from Denison’s White Mesa processing facility. This deposit is one of a number of breccia type deposits in Arizona owned by Denison which include Pinenut, EZ-1, EZ-2 and Canyon, which are expected to be developed sequentially to produce over 4.7 million pounds of U3O8.
The deposit is hosted in a subvertical breccia pipe which crosscuts the surrounding sediments with uranium oxides pitchblende or uraninite being the ore minerals.
The mineral resources in the current mine plan are 72,121 tons at an average grade of 0.66% U3O8 after providing for 10% mining dilution at zero grade. The deposit remains open and unexplored at depth. Exploration to increase resources and extend mine life will be carried out from underground.
The mine will be an underground operation utilizing the existing 1,252 foot deep, 2-compartment shaft and employing a combination of long hole and shrinkage stoping methods at a mining rate of 335 tons per day, four days per week. The mine will employ a total of 32 people.
Ore will be hauled by truck approximately 315 miles to Denison’s 100% owned White Mesa mill located near Blanding, Utah. The ore will be batch treated in the mill when 17,000 tonnes are available for processing with U3O8 recovery expected to be 95%.

Production is expected to total approximately 857,000 pounds U3O8 of which 156,000 pounds will be available for sale in 2010, 461,000 pounds in 2011 and 240,000 pounds in 2012.
Capital development costs to bring the Arizona 1 deposit into production are budgeted at $2.3 million. These costs are low as the mine shaft, head frame and hoist are in place and a portion of the underground development work was completed prior to 2008. The $2.3 million of capital expenditure is principally to complete underground development, an ore pad at surface and to purchase $0.4 million of underground equipment.
Cash operating costs are expected to total $30.50 per pound of U3O8 sold comprised of $13.52 per pound for mining and ore haulage, $10.88 per pound for milling, $5.36 per pound for overheads and sales and $0.74 per pound for reclamation.
U3O8 sales will be made through a combination of existing contractual obligations and spot sales as appropriate. At spot and long-term U3O8 prices of $53 and $65 per pound respectively, revenue is expected to total $50.8 million, net cash flow will be $22.2 million and the net present value at a 10% discount rate will be $17.6 million.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein President and Chief Executive Officer	(416) 979-1991 Extension 232

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372

James W. Gill Chairman	(416) 979-1991 Extension 231
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “potential” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.